DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782422, Telefax (31) 45 5740680
Internet: www.d[redacted]
E-mail: press.o[redacted]

DSM

21E

27 July 2004

Strong growth and clearly better result in second quarter

- *Operating profit of EUR 133 million above the level of Q2 2003 (+56%) and Q1 2004 (+21%).*
- *Net profit of EUR 97 million up 43% from Q2 2003 and 23% from Q1 2004.*
- *Strong contribution from DSM Nutritional Products.*
- *18% Volume growth at Performance Materials and Industrial Chemicals.*
- *Result of Life Science Products remains under pressure from the poor antibiotics market.*
- *Interim dividend EUR 0.58 per ordinary share.*
- *Outlook for 2004: profit on ordinary activities after taxation substantially higher than in 2003.*

second quarter			*EUR million*	first half		
2004	2003	+/-		2004	2003	+/-
1,937	**1,362**	**42%**	**Net sales**	**3,810**	**2,815**	**35%**
265	179	48%	Operating profit plus depreciation & amortization (EBITDA)	499	366	36%
139	**91**	**53%**	**Operating profit before amortization of goodwill (EBITA)**	**255**	**188**	**36%**
22	46	-52%	- Life Science Products	43	98	-56%
54	-		DSM Nutritional Products	101	-	
40	27	48%	- Performance Materials	77	61	26%
27	20	35%	- Industrial Chemicals	48	41	17%
-4	-2		- Other activities	-14	-12	
133	**85**	**56%**	**Operating profit (EBIT)**	**243**	**176**	**38%**
96	67	43%	Profit on ordinary activities after taxation	170	139	22%
-	-		Extraordinary profit after taxation	-	-	
97	68	43%	Net profit	176	141	25%
			Per ordinary share in EUR:			
0.95	0.66	44%	- profit on ordinary activities after taxation	1.66	1.35	23%
0.96	0.67	43%	- net earnings	1.72	1.37	26%
95.8	93.6		Average number of ordinary shares (x million)	95.8	94.8	

The financial information set out in this quarterly report has not been audited.

dw 8/9

Strong growth and clearly better result in second quarter

General

In the second quarter of 2004 DSM posted an *operating profit* of EUR 133 million. Operating profit was EUR 48 million higher than in the second quarter of 2003 and EUR 23 million higher than the Q1 2004 level. *Net profit* amounted to EUR 97 million, up EUR 29 million from the second quarter of 2003.

Commenting on the results for the second quarter, Mr. Peter Elverding, Chairman of DSM's Managing Board of Directors, said: *"Our strong volume growth in the second quarter is definitely positive and is an excellent basis for the necessary further improvement of our profitability. Our result was clearly better than last year, mainly because of the strong contributions from DSM Nutritional Products and Performance Materials. Unfortunately, the result of the Life Science Products cluster remained depressed; as indicated earlier, this was caused by DSM Anti-Infectives.*
Although the development of the economy and our markets is encouraging, there is reason for some caution about the outlook for the second half of 2004. This stems from a temporary margin squeeze due to the strong increase in raw material prices and the usual seasonal pattern occurring during the year. Moreover, I regard the recovery in the European economy as being still fragile. Nevertheless, I expect the profit on ordinary activities after taxation for the whole of 2004 to be substantially higher than that for 2003."

Net sales

second quarter		*EUR million*	first half	
2004	2003		2004	2003
463	491	Life Science Products	927	994
487	-	DSM Nutritional Products	958	-
506	437	Performance Materials	979	895
396	340	Industrial Chemicals	769	728
85	94	Other activities	177	198
1,937	1,362	Total	3,810	2,815

Net sales in the second quarter of 2004 amounted to EUR 1.94 billion, an increase of 42% compared with the second quarter of 2003. DSM Nutritional Products' contribution to the sales increase was 36%. Autonomous sales growth amounted to 6%, with autonomous volume growth accounting for 11%, selling prices for -3% and the lower exchange rate of the US dollar for -2%.

Operating profit

Operating profit in the second quarter of 2004 was EUR 133 million, up 56% from the second quarter of 2003 and 21% from the first quarter of 2004. As in the first quarter, the results of the Life Science Products cluster were under strong pressure due to the loss at DSM Anti-Infectives.

DSM Nutritional Products' contribution was strong at EUR 54 million. The Performance Materials cluster performed above the good level of the first quarter of 2004 and clearly better than in the second quarter of 2003. The operating profit of the Industrial Chemicals cluster was higher than in Q2 2003 as well as Q1 2004 due to price increases for fibre intermediates.

General review

Life Science Products

second quarter 2004	second quarter 2003	*EUR million*	first half 2004	first half 2003
486	506	Net sales including intra-Group supplies	980	1,022
63	85	Operating profit plus depreciation and amortization	124	177
22	46	Operating profit	43	98

Sales of this cluster decreased by 4% compared with the second quarter of 2003, mainly because of lower prices and exchange rate developments at DSM Anti-Infectives. For the other businesses in this cluster, volume increases compensated for price decreases. The decrease in operating profit compared with the second quarter of 2003 is entirely attributable to the loss situation incurred at DSM Anti-Infectives that had started earlier, with DSM Pharmaceutical Products providing partial compensation and performing above the Q2 2003 level.

Operating profit remained virtually unchanged from Q1 2004, the higher loss at DSM Anti-Infectives being offset by somewhat better results for the other business groups.

DSM Nutritional Products

second quarter 2004	second quarter 2003	*EUR million*	first half 2004	first half 2003
490	-	Net sales including intra-Group supplies	961	-
87	-	Operating profit plus depreciation and amortization	162	-
54	-	Operating profit	101	-

Sales were up 4% from Q1 2004 due to higher sales volumes. Operating profit increased because of these higher volumes, with margins being stable on balance, and because of lower costs due to the successful implementation of the VITAL integration and transformation programme. In addition, in the quarter under review some minor impairments were made which were charged to the operating profit.

The businesses of *Animal Nutrition and Health* posted higher volumes, due among other things to a slight recovery in Asia. The new products also contributed well. Margins were higher due to a better product mix. *Human Nutrition and Health* posted slightly higher volumes compared with the first quarter, with margins remaining stable. Volumes in *Pharma and Personal Care* were lower than in the seasonally stronger first quarter.

Performance Materials

second quarter 2004	second quarter 2003	EUR million	first half 2004	first half 2003
506	437	Net sales including intra-Group supplies	983	896
64	48	Operating profit plus depreciation and amortization	123	102
40	27	Operating profit	77	61

Sales increased by 16% compared with Q2 2003 due to strongly increased volumes (18%). The operating profit for the cluster improved very strongly. All business groups in this cluster saw their sales volumes increase significantly, while the margin squeeze due to higher raw material costs remained limited. In the quarter under review, DSM Elastomers' operating profit was slightly positive. DSM Engineering Plastics and DSM Dyneema once again performed very well.

Industrial Chemicals

second quarter 2004	second quarter 2003	EUR million	first half 2004	first half 2003
426	373	Net sales including intra-Group supplies	830	794
47	39	Operating profit plus depreciation and amortization	87	81
27	20	Operating profit	48	41

Sales were up from Q2 2003 due to 18% autonomous volume growth and on balance higher prices. The dollar exchange rate had a negative effect on sales. The main contributor to the strongly increased operating profit was DSM Fibre Intermediates, which realized higher margins. DSM Energy also performed better, thanks to higher volumes. DSM Melamine recorded a lower operating profit due to a margin squeeze. The increase in the cluster's operating profit compared with the first quarter of 2004 was entirely attributable to DSM Fibre Intermediates.

Other activities

second quarter 2004	second quarter 2003	EUR million	first half 2004	first half 2003
85	94	Net sales including intra-Group supplies	177	198
4	7	Operating profit plus depreciation and amortization	3	6
-4	-2	Operating profit	-14	-12

Sales were lower due to the discontinuation of the ABS tolling activities in the second quarter of 2003. The operating profit for Other activities was slightly lower than in Q2 2003 due to the elimination of the contribution from the ABS tolling activities and underutilization losses at the service activities, while on the other hand DSM's captive insurance company posted a clearly better result.

Net profit
Net profit increased by EUR 29 million (43%) compared with Q2 2003 and stood at EUR 97 million.

Financial expense amounted to EUR 11 million in Q2 2004, up EUR 7 million from Q2 2003. This increase is due mainly to the increase in net debt resulting from the acquisition of DSM Nutritional Products in 2003.

At 22%, the *effective tax rate* was higher than in Q2 2003 (20%). This increase was due mainly to the fact that the profit included a lower proportion of elements taxable at a low rate.

The *Profit from non-consolidated companies* amounted to EUR 1 million. This represents a decrease of EUR 1 million, which was due mainly to a decrease in the profits of Methanor.

The *Profit on ordinary activities after taxation* was EUR 96 million, up EUR 29 million (43%) from Q2 2003.

Cash flow, capital expenditure and financing
Cash flow (net profit plus depreciation and amortization) in the second quarter of 2004 amounted to EUR 229 million, which is EUR 26 million more than in the first quarter. At EUR 78 million, capital expenditure was below the Q2 2003 level (EUR 98 million) and thus remained far below the level of depreciation and amortization. Net debt decreased by EUR 101 million in the first half of 2004 and stood at EUR 570 million.

Workforce
The workforce decreased from 25,533 to 25,062 in the second quarter, due to restructuring measures and attrition. Of this overall decrease of 471, DSM Nutritional Products accounted for about 200 and DSM Pharmaceutical Products for about 100.

Outlook
For the second half of this year DSM expects a reasonably stable development in market conditions, taking into account, however, a possible slight decrease in volumes compared with the first half of the year, in line with the usual seasonal pattern. In addition, margins are temporarily under pressure from strongly increased raw material costs, especially in Performance Materials and Industrial Chemicals.

As a result it is currently expected that the operating profit for the second half of 2004, although strongly higher compared with the moderate second half of 2003, will be below the level of the first half of 2004.

DSM expects that its profit on ordinary activities after taxation for the whole of 2004 will thus be substantially higher than the 2003 level.

Interim dividend

It has been decided to pay out an interim dividend of EUR 0.58 per ordinary share for 2004 (the same as in 2003); this represents one third of the dividend paid out for 2003. The interim dividend is no indication of the total dividend for the year concerned. The interim dividend for 2004 will be paid out in cash.

Heerlen, 27 July 2004
The Managing Board of Directors

Important dates:

Interim dividend 2004:	Monday, 10 August 2004
Publication of third-quarter results:	Wednesday, 27 October 2004
Annual report 2004:	Thursday, 17 February 2005
Annual General Meeting:	Wednesday, 6 April 2005

For more information:

Media
DSM, Corporate Communications,
Tel. +31 (45) 5782421, fax +31 (45) 5740680
E-mail: media.relations@dsm.com

Investors
DSM Investor Relations
Tel. +31 (45) 5782864, fax +31 (45) 5782595
E-mail: investor.relations@dsm.com

Internet: www.dsm.com

DSM

Consolidated statement of income

second quarter 2004	second quarter 2003	EUR million	first half 2004	first half 2003
1,937	1,362	net sales	3,810	2,815
265	179	operating profit plus depreciation and amortization (EBITDA)	499	366
139	91	operating profit before amortization of goodwill (EBITA)	255	188
-6	-6	amortization of goodwill	-12	-12
133	85	operating profit (EBIT)	243	176
-11	-4	balance of financial income and expense	-25	-5
122	81	profit on ordinary activities before taxation	218	171
-27	-16	taxes on profit on ordinary activities	-51	-36
1	2	profit from non-consolidated companies	3	4
96	67	profit on ordinary activities after taxation	170	139
-	-	extraordinary profit or loss after taxation	-	-
96	67	group profit after taxation	170	139
1	1	minority interests' share	6	2
97	68	net profit	176	141
97	68	net profit	176	141
-5	-5	dividend on cumulative preference shares	-11	-11
92	63	net profit available to holders of ordinary shares	165	130
229	162	cash flow	432	331
132	94	depreciation and amortization	256	190
78	98	capital expenditure	141	188
		per ordinary share in EUR*:		
0.95	0.66	- profit on ordinary activities after taxation	1.66	1.35
0.96	0.67	- net earnings	1.72	1.37
2.34	1.68	- cash flow	4.39	3.38
		interim dividend	0.58	0.58
95.8	93.6	average number of ordinary shares (x million)	95.8	94.8
95.8	93.5	number of ordinary shares, end of period (x million)	95.8	93.5
		workforce	25,062	**26,111
		of which in the Netherlands	7,777	**7,996

* After deduction of dividend on cumulative preference shares.

** At year-end 2003.

The financial information set out in this quarterly report has not been audited.

Consolidated balance sheet

EUR million	30 June 2004		31 December 2003	
fixed assets				
intangible fixed assets	410		405	
tangible fixed assets	4,116		4,188	
financial fixed assets	374		371	
	---------		---------	
		4,900		4,964
current assets				
inventories	1,488		1,474	
receivables	1,880		1,746	
cash	1,167		1,216	
	---------		---------	
		4,535		4,436
		---------		---------
Total		9,435		9,400

EUR million	30 June 2004		31 December 2003	
group equity				
shareholders' equity	4,958		4,918	
minority interests' share	45		43	
	---------		---------	
		5,003		4,961
provisions		830		901
long-term liabilities		1,522		1,505
current liabilities				
- interest-bearing	215		382	
- non-interest-bearing	1,865		1,651	
	---------		---------	
		2,080		2,033
		---------		---------
Total		9,435		9,400

	30 June 2004	31 December 2003
capital employed	6,029	6,162
group equity / total assets	0.53	0.53
net debt	570	671
net debt / group equity plus net debt	0.10	0.12

The financial information set out in this quarterly report has not been audited.

Statement of cash flows

EUR million	first half 2004		first half 2003	
Cash at beginning of period		1,216		2,974
Operating activities:				
- net profit plus amortization and depreciation	432		331	
- change in working capital	2		-167	
- other changes	-37		-74	
Cash flow provided by operating activities		397		90
Investing activities:				
- capital expenditure	-141		-188	
- divestments	2		9	
- other changes	0		3	
Cash flow used in investing activities		-139		-176
Financing activities:				
- dividend paid	-127		-125	
- financing activities	-184		203	
Cash flow used in financing activities		-311		78
Effects of change in consolidation and exchange differences		4		39
Cash at end of period		1,167		3,005

Statement of changes in shareholders' equity

EUR million	first half 2004	first half 2003
Shareholders' equity at beginning of period	4,918	5,142
Changes:		
- net profit	176	141
- dividend	-182	-180
- exchange differences	45	-60
- repurchased shares	-	-112
- other	1	1
Shareholders' equity at end of period	4,958	4,932

The financial information set out in this quarterly report has not been audited.